Coyote Hills Golf, Inc.
711 N. 81st Place
Mesa, Arizona 85207

October 16, 2009

To:	James Allegretto
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Coyote Hills Golf, Inc. (the “Registrant”)
Amendment 1 to Item 4.01 on Form 8-K
Filed September 21, 2009
File No.: 333-145088

Dear Mr. Allegretto:

The following are the Registrant’s responses and revisions to its filing, pursuant to your letter dated September 23, 2009:

Amendment No. 1 to Item 4.01 Form 8-K Filed September 21, 2009

1.
We note your disclosure that your audit committee approved the dismissal of Moore & Associates, Chartered.  Please disclose whether the decision to change accountants, which includes the engagement of a new accountant, was recommended or approved your audit committee.  Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

The Registrant has not formed an audit committee of the board of directors.  Therefore, the decision to change accountants was made by the board of directors.  Resultantly, the first paragraph of the Form 8-K has been revised to remove reference to an audit committee.

2.
We note your disclosure that your audit committee approved the dismissal of Moore & associates, Chartered on July 20, 2009.  Please disclose the date you actually dismissed Moore & Associates, Chartered.  Refer to paragraph (a)(1)(i) of Regulation S-K.

The report on Form 8-K has been revised to disclose that the Registrant dismissed Moore & Associates, Chartered on July 20, 2009, as follows:

On such same date, the Registrant dismissed Moore & Associates, Chartered as its independent registered public accountants.

3.
We note that as of July 20, 2009 and commencing July 20, 2009, you engaged De Joya Griffith & Company, LLC.  Please disclose the date you actually engaged the firm as your independent registered public accountant.  Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

The Form 8-K has been amended to read that De Joya Griffith & Company, LLC was engaged “On July 20, 2009.”

Re: Coyote Hills Golf, Inc.
October 19, 2009

4.
Please revise your disclosure in the third paragraph regarding the period during was no consultation with your new independent accountant.  This period should include the two most recent years and the subsequent interim period through the date of engagement of De Joya Griffith & Company.  Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

Paragraph three of the Form 8-K has been revised, as follows:

During the two most recent years and the subsequent interim period through the date of engagement, neither the Registrant nor anyone engaged on its behalf has consulted with De Joya Griffith & Company, LLC regarding: (i) either the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Registrant's financial statements; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) or (v) of Regulation S-K).

5.
Please note that you are required to file a letter from Moore & Associates, Chartered stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree.  Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.  If you are unable to obtain an updated letter, please disclose that fact.

Moore & Associates, Chartered indicated that they will not be issuing any such statement.  The Form 8-K disclosure has been revised to reflect this fact.

The Registrant further acknowledges that:

1.	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Wendy E. Miller, Esq., corporate counsel, at (949) 400-8913.

Sincerely,

/s/ Mitch Powers
Mitch Powers
President
Coyote Hills Golf, Inc.